Mail Stop 4720   September 11, 2009

Mr. Neil Reithinger, Secretary
Baywood International, Inc.
9380 E. Bahia Drive, Suite A201
Scottsdale, Arizona 85260

Re: Baywood International, Inc.
        Revised Preliminary Information Statement filed on August 28, 2009
        File Number 0-22024

Dear Mr. Reithinger:

We have reviewed your response to our comment letter dated August 12, 2009 provided
with the above-referenced filing.

This is to advise you that your revised information statement does not materially comply
with the requirements of the Securities Exchange Act of 1934, the rules and regulations
under that Act, and the requirements of the form. For this reason, we will not perform any
further examination of the information statement and we will not issue further comments
because to do so would delay the review of other disclosure documents that do not appear to
contain comparable deficiencies.

Specifically, the information does not include the historical and pro-forma financial
statements of the registrant. We have reviewed your response and do not agree with your
conclusions. The rule you cited in your response provides relief from the filing of historical
and pro-forma financial statements when shareholders are receiving solely cash
consideration (i.e. shareholders are voting on a cash-out merger). In this case, shareholders
are voting on the sale of substantially all of the registrant's assets, they will not be receiving
any consideration, cash or otherwise, in exchange for their securities and the shares of the
registrant will continue to be publicly held. Please refer to Items 14(a)(4), 14(b) and 14(c)(2)
of Schedule 14A which delineate the registrant's historical and pro-forma information that
are required in this situation. Please also note the guidance provided in Division of
Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third
Supplement July 2001, Question 6.

You are advised that if the registrant distributes the above-referenced revised information statement in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a revised preliminary information statement correcting the above-mentioned deficiency or a request for withdrawal of the information statement. Upon receipt of a revised information statement remedying said deficiency we will resume the review of your filing and promptly transmit to you any additional or remaining comments.

Any questions may be directed to John Krug at 202-551-3862, or to the undersigned, Jeffrey Riedler at 202-551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Amy Trombley, Esq.
       Trombley Business Law
       1320 Centre Street, Suite 202
       Newton, Massachusetts 02459